Exhibit 99.79

News Release November 17, 2025

Santacruz Silver Announces Appointment of Mr. Bruce Wolfson to Board of Directors

Vancouver, B.C. – Santacruz Silver Mining Ltd. (TSX.V:SCZ) (OTCQX:SCZMF) (FSE:1SZ) (“Santacruz” or the “Company”) is pleased to announce the appointment of Bruce Wolfson to the Company’s board of directors effective November 17, 2025.

Mr. Wolfson brings over 40 years of experience in international finance, law, and investment management, with a distinguished career spanning emerging markets across Latin America and Asia. Throughout his career, Mr. Wolfson has been actively involved in structuring, placing, investing, and divesting public and private equity on behalf of both issuers and fund investors, as well as financing and restructuring emerging market debt.

From 2015 to 2021, Mr. Wolfson served as General Counsel and, at times, Chief Compliance Officer of Jaguar Growth Partners, LLC, a global investment management firm focusing on Latin America and Asia. Prior to Jaguar, he was a member of the Corporate and Latin America Practice Groups at the global law firm Bingham McCutchen LLP (now Morgan Lewis & Bockius LLP). Before that, he was a partner and general counsel at The Rohatyn Group, an asset management firm specializing in emerging markets, and earlier held the position of Senior Managing Director in the legal department at Bear, Stearns & Co. Inc., where he oversaw all legal work related to trading, sales, capital markets, and investment banking activities in the developing world.

Earlier in his career, Mr. Wolfson served as Bank of America’s resident counsel in Mexico from 1982 to 1986, where he was responsible for the legal aspects of restructuring the bank’s Mexican loan portfolio. He has advised regulators in Latin America and Asia concerning foreign investment regulations and served on the Board of Directors of EMTA (the trade association of the emerging market trading and investment community) from 1994 to 2015.

In addition to his professional accomplishments, Mr. Wolfson has shared his expertise as an adjunct professor at Columbia University in New York City and at Vanderbilt University in Nashville.

Mr. Wolfson holds a Bachelor of Arts in Economics and a Juris Doctor from the University of Pennsylvania.

Arturo Préstamo, Executive Chairman and Chief Executive Officer of Santacruz, commented, “We are very pleased to welcome Bruce Wolfson to the Santacruz Board of Directors. Bruce’s extensive experience across international finance, emerging markets, and corporate governance will bring a valuable perspective to our team as we continue positioning Santacruz for long-term growth. His deep knowledge of Latin America, coupled with decades of leadership in global investment and legal disciplines, makes him an exceptional addition to our Board. We look forward to his insights and contributions as we advance the Company’s strategic objectives.”

The Company also announces that Mr. Roland Löhner has notified the Company that he intends to step down from the board of directors following the upcoming annual general and special meeting on November 25, 2025. Mr. Löhner has served as a director of the Company for over 10 years, and the Company thanks Mr. Löhner for his contributions during his tenure.

Arturo Préstamo, Executive Chairman and Chief Executive Officer of Santacruz, commented, “On behalf of the Company and the Board, I would like to express our sincere gratitude to Roland Löhner for his more than a decade of dedicated service to Santacruz. Roland has been an important part of our journey, providing steady guidance, thoughtful oversight, and unwavering support through periods of significant transformation and growth. We are deeply appreciative of his commitment and contributions, and we wish him the very best in his future endeavors.”

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About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapán mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of the management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release and include without limitation, statements about the anticipated changes to the board of directors.

These forward-looking statements involve numerous risks and uncertainties, and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things: changes in equity markets; inflation; and those risks set out in the Company’s public disclosure record on SEDAR+ (www.sedarplus.ca).

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.

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